

UNITED STATES
[SECURITIES] AND EXCHANGE COMMISSION
[Wa]shington, D.C. 20549

BB 3/21

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[ANNUAL] AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51300

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith Point Capital Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Moss Creek Court
(No. and Street)

Durham	NC	27712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry S. Forrest (919) 471-8726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliot & Warren, P.L.L.C.
(Name – *if individual, state last, first, middle name*)

1300 South Mint Street, Suite 300	Charlotte	NC	28203
(Address)	(City)	(State)	(Zip Code)


PROCESSED
APR 1 1 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-21-05

SMITH POINT CAPITAL LTD.

ANNUAL AUDIT REPORT

December 31, 2004

INDEPENDENT AUDITOR'S REPORT

To the Partners
Smith Point Capital Ltd.

We have audited the accompanying statement of financial condition of Smith Point Capital Ltd. and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supporting schedules referred to above present fairly, in all material respects, the financial position of Smith Point Capital Ltd. as of December 31, 2004, and the results of its operations and cash flows for the period then ended in conformity with accounting principals generally accepted in the United States of America.

Elliot & Warren, PLLC

Elliot & Warren, PLLC
Charlotte, North Carolina

February 24, 2005

1300 South Mint Street, Suite 300, Charlotte, North Carolina 28203 Phone: 704-333-8881 Fax: 704-333-2905 www.elliot-warren.com
Members: American Institute of Certified Public Accountants and NC Association of Certified Public Accountants

SMITH POINT CAPITAL LTD.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash - allowable	$	131,944
Receivable from clearing agent		25,000
TOTAL ASSETS		156,944

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity		
Capital stock, no par value, 75,000 shares authorized, 45,000 shares outstanding		45,000
Additional paid-in capital		110,915
Retained earnings		1,029
Total stockholders' equity		156,944
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	156,944

See independent auditor's report and notes to financial statements.

SMITH POINT CAPITAL LTD.

STATEMENT OF INCOME

For the year ended December 31, 2004

INCOME	
Commissions	$ 30,355
Interest	886
	31,241
EXPENSES	
Commissions	17,707
Professional fees	3,275
NASD Dues	1,200
Licenses and permits	2,128
Other expenses	380
	24,690
NET INCOME	$ 6,551

See independent auditor's report and notes to financial statements.

SMITH POINT CAPITAL LTD.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 6,551
Decrease in operating assets:	
Deposits	100
NET CASH (USED IN) OPERATING ACTIVITIES	6,651
NET INCREASE IN CASH	6,651
CASH AT BEGINNING OF YEAR	125,293
CASH AT END OF YEAR	$ 131,944

See independent auditor's report and notes to financial statements.

SMITH POINT CAPITAL LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

December 31, 2004

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at January 1, 2004	$ 45,000	$ 105,701	$ (5,522)	$ 145,179
Retirement of stock	(45,000)	(99,786)		(144,786)
Issuance of stock	45,000	105,000		150,000
	45,000	110,915	(5,522)	150,393
Net income			6,551	6,551
Balance at December 31, 2004	$ 45,000	$ 110,915	$ 1,029	$ 156,944

See independent auditor's report and notes to financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Smith Point Capital Ltd. (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Securities Transactions
Transactions in securities are recorded on a settlement-date basis. Securities owned or sold, but not yet purchased are valued at market including accrued interest on bonds. All resulting gains and losses are included in stockholders' equity.

The Company's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices, which may differ from the market value, reflected on the statement of financial condition. In many cases, the company limits its risk by holding offsetting security or option positions.

Income Taxes
Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (using accelerated depreciation methods for income tax purposes), the allowance for doubtful accounts (deductible for financial statement purposes but not for income tax purposes) and unrecognized gains and losses on investments.

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

Current year taxable income of $6,551 is offset in the current year by a net operating loss carryforward of $8,803 from 2003. No income tax provision has been recorded for the year ended December 31, 2004.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) of the SEC, which requires the maintenance of minimum net capital, as defined, and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2004, the company had net capital of $156,944, which was $56,944 in excess of its requirement.

SUPPORTING SCHEDULES

SMITH POINT CAPITAL LTD.

COMPUTATION OF NET CAPITAL

December 31, 2004

Net capital (Total stockholders' equity)	$	156,944
Minimum net capital requirement		100,000
Excess net capital	$	56,944

No material differences exits between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

See independent auditor's report and notes to financial statements.

SMITH POINT CAPITAL LTD.

RULE 15c3-3 EXEMPTION

December 31, 2004

The company does not effect transactions for anyone defined as a customer under Rule 15C3-3. Accordingly, there are no items to report under the requirements of this Rule.

OATH OR AFFIRMATION

I, LARRY FORREST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith Pearl Capital LTD, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public My Commission Expires April 10, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELLIOT & WARREN

Certified Public Accountants
Professional Limited Liability Company

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Partners
Smith Point Capital Ltd.

In planning and performing our audit of the financial statements of Smith Point Capital Ltd. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations relevant to the indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining company compliance with the exemptive provisions for rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

1300 South Mint Street, Suite 300, Charlotte, North Carolina 28203 Phone: 704-333-8881 Fax: 704-333-2905 www.elliot-warren.com
Members: American Institute of Certified Public Accountants and NC Association of Certified Public Accountants

responsibility are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control structure on the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Smith Point Capital Ltd. to achieve all the divisions and duties and crosschecks generally in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Elliot & Warren, P.L.L.C.
Charlotte, North Carolina

February 24, 2005